MERCER INSURANCE GROUP, INC.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

November 17, 2009

VIA EDGAR

Nandini Acharya, Esquire
Staff Attorney
Division of Corporate Finance
United States Securities and Exchange Commission
100 F. Street, N.E., Mail Stop 4720
Washington, D.C. 20549

Re:	Mercer Insurance Group, Inc. Form 10-K for the Fiscal Year Ended December 31, 2008 (Filed March 16, 2009) DEF14A (Filed March 18, 2009) File No. 000-25425

Dear Attorney Acharya:

We acknowledge receipt of the Staff’s comment letter dated November 4, 2009 on the above-referenced matters. Pursuant to our counsel’s conversation with the Staff on November 16, 2009, we confirm that we are in the process of completing the response and understand that we may extend the time to respond to the comment letter to December 8, 2009.

Please contact me at (609) 737-4151 with any questions.

Very truly yours,

/s/ David Merclean
David Merclean
Chief Financial Officer